May 2, 2006

United States Securities and Exchange Commission

Sarah Goldberg, Staff Accountant

Washington, D.D. 20549

Re:	IWT Tesoro Corporation
Form 8-K Filed April 24, 2006
File No. 0-31267

Dear Ms. Goldberg:

IWT Tesoro Corporation has received and reviewed your Comment Letter dated April, 25, 2006. We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K.

Item 4.02

1.                                       Attached please find a detailed memo that describes our basis for the accounting of the $5.0 million secured convertible note as a derivative instrument. Please note that the modification to the terms of the note dated March 31, 2006 did not affect the accounting for this transaction.

2.                                       We appreciate and understand the staff’s comment with respect to the company’s responsibility in filing a Form 8-K within four days of any triggering event.  The company realizes its obligations as a '33 Act and a '34 Act reporting company to timely disclosure any material event.  The company has confirmed that none of its publicly traded common stock has been purchased or sold since April 12, 2006.  It also has informed its transfer agent that no Tesoro shares may be sold pursuant to Rule 144 until it is current in filing a Form 10-K for the year ended December 31, 2005 and a restated Form 10-Q for the quarter ended September 30, 2005.

Re:	IWT Tesoro Corporation
Form 8-K Filed April 24, 2006
File No. 0-31267

The reference on the cover page of the Form 8-K with respect to the “date of earliest event reported” of April 16, 2006 relates to the date that Tesoro became delinquent in filing its Form 10-K with the Securities and Exchange Commission.  The date that the decision to restate its Form 10-Q for the quarter ended September 30, 2005 was April 19, 2005.  That was that date that Tesoro’s audit committee and auditors concurred with its decision to restate the Form 10Q.  This clarification is also set forth in the amended Form 8-K.

A copy of the amended Form 8-K is attached.

Please feel free to contact me with any further question.

Sincerely,

Henry J. Boucher, Jr.

President and CEO

Enclosures

Memo

To:	Henry J. Boucher, Jr., CEO and Chairman, IWT Tesoro Corporation
From:	Ann Marie Renze, CPA — Controller, IWT Tesoro Corporation
Re:	Accounting for August 2005 Laurus Transaction

The following sets forth the analysis concerning the accounting treatment for the August 2005 Laurus transaction.

The key provisions of the transaction from an accounting perspective are as follows:

On August 25, 2005, in exchange for $4,759,000 ($5,000,000 less loan costs paid to Laurus of $241,000) in cash, IWT Tesoro Corporation (Tesoro) issued the following consideration.

•                  Secured revolving note, in the principal amount of $2,000,000, convertible at any time into common shares at an initial conversion rate of $2.74 per share, maturing on August 25, 2008.

•                  Convertible secured note, in the principal amount of $3,000,000, convertible at any time into common shares at an initial conversion rate of $2.74 per share, maturing on August 25, 2008.

•                  Five-year warrants to purchase up to 511,883 shares of common stock at an exercise price of $3.15 per hare.

•                  Five-year options to purchase up to 1,170,110 shares of common stock at an exercise price of $0.001 per share.

•                  Tesoro must register the shares underlying the convertible notes.  The holder is not required to accept unregistered shares and the note agreement does not define any remedies available in the event Tesoro is unable to deliver registered shares. A separate registration rights agreement provides for liquidating damages approximating .02% of the outstanding principal per month.  The agreement also states that the liquidating damages are partial relief that is not exclusive of any other remedies.

•                  In addition to standard anti-dilution clauses, the notes include a clause that provides for the reduction of the conversion price in the event Tesoro subsequently sells shares of common stock at a per share price less than the conversion price.  The conversion price would be reduced to the per share price of any such sale without consideration as to the number of shares sold.

Other key provisions include:

•                  Laurus has agreed that it will not convert the note or exercise any warrants or options into common stock in amounts that would cause Laurus’ aggregate beneficial ownership of Tesoro’s common stock to exceed 4.99% without 120 days prior notice (or 19.199% without stockholder approval).  As of June 30, 2005, 11,701,102 common shares of Tesoro’s common stock were outstanding, 4.99% of which equals 583,884 shares, and 19.199% of which equals 2,246,495.

•                  The closing per share market value of Tesoro’s common stock on the commitment date of the transaction was $2.65 per share.

Accounting Treatment on the Day of Issuance:

EITF 00-19 — “Accounting for Derivative Financial Statements Indexed to, and Potentially Settled in, a Company’s Own Stock” provides for an exception to the applicability of the provisions of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” for “conventional” convertible debt instruments.  EITF 05-2 “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue 00-19” states that a conventional convertible debt is an instrument that provides its holder the option to convert into a fixed number of shares.  The EITF also states that instruments that include “standard” anti-dilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares.  “Standard” anti-dilution provisions are defined as clauses that are designed to maintain the value of the conversion option.  The anti-dilution clause included in this transaction provides for the adjustment of the conversion price to equal the per share price of any subsequent sales of stock for less than the then effective conversion price.  The adjustment of the conversion price provided by this clause does not consider proportionality and does not serve to “maintain” the value of the conversion option since the effect on the overall number of shares into which the debt could be converted in the event of a subsequent sale of stock for less than the then effective conversion price would not be affected by the number of shares subsequently sold.  Therefore, I concluded that the debt instrument contained other than “standard” anti-dilution provisions that resulted in variability in the number of shares into which the debt could be converted that precluded the instrument from being considered “conventional” for purposes of the exclusion provided for in EITF 00-19.

Paragraph 17 of EITF 00-19 states:  ”The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company’s control.”  Tesoro must account for the embedded option as if the contract required net-cash settlement because the terms of the notes meet all of the criteria specified in paragraph 17 of EITF 00-19.

Because EITF 00-19 concludes that the conversion option should be accounted as if it provided for net settlement, the conversion option satisfies all of the criteria identified in SFAS 133 that require the conversion option to be bifurcated and accounted for as a derivative instrument.  Accordingly, Tesoro must record an asset or liability equal to the fair value of the embedded derivative. Furthermore, EITF 00-19 precludes the conversion option from being classified as equity.  Because of the classification of the embedded option as a derivative instrument, the accounting prescribed by EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features and EITF 00-27 Application of Issue 98-5 to Certain Convertible Instruments is not applicable.

During the 2005 AICPA SEC and PCAOB Conference in December 2005, the SEC staff discussed registration rights agreements under the same framework used to assess embedded conversion options.  EITF 05-04 — “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19” does not conclude on the applicability of EITF 00-19 to Registration Right Agreements. At the conference, the SEC staff observed that registration right agreements with the following attributes would require derivative liability classification:

•                  The registration rights agreement requires net cash settlement;

•                  The registration rights agreement requires liquidating damages that represent uneconomic settlements. The staff observed that the following settlements are uneconomic:

•                  The liquidating damages are greater than the difference between the fair value of a registered share and an unregistered share,

•                  The liquidating damages accrue at 25% per year, and

•                  The liquidating damages are NOT explicitly limited; and

•                  The registration rights agreements do not place a cap or limit on the number of shares to be issued upon exercise.

Because the liquidating damages defined in the Registration Right Agreement do not explicitly limit the damages, the damages could be deemed to be uneconomical.  Because the agreement applies to the shares underlying the detachable warrants and options, these instruments are also required to be classified as derivative liabilities.

Allocation of Debt Proceeds

Accordingly, a portion of the $5,000,000 notes must be allocated between the embedded derivative elements of the transaction as follows:

Fair Value

Fair Value of the Options Granted	$3,100,000(1)
Fair Value of Warrants Granted	692,000(1)
Fair Value of Embedded Conversion Option	2,068,000(2)
Fair Value of Note	—
Total Fair Value of Consideration	$5,860,000

(1) Determined using the Black Scholes Valuation Model and assumptions for volatility, and risk free rate of 60.79% and 4.06%, respectively.

(2) Determined using the Black Scholes Valuation Model and assumptions for volatility, and risk free rate of 60.79% and 4.03%, respectively.

The fair value of the derivative liabilities are presented as a debt discount to be amortized into expense over the life of the loan. The excess of the fair values over the principal amount of the notes is expensed immediately upon issuance.

The fair value of the derivative liabilities are recorded as an additional liability and adjusted to fair value on each reporting date with changes in its fair value reflected in current earnings in accordance with SFAS 133.

Accounting Treatment of Equity Elements Subsequent to Issuance:

The discounts on the convertible notes attributable to the derivative liabilities are to be amortized into interest expense over the terms of the convertible notes, which mature on August 25, 2008.

Accounting Treatment of Embedded Derivative Subsequent to Issuance:

Tesoro will estimate the fair value of the embedded derivatives on each reporting date and adjust their carrying values for any changes in fair value.  All changes in the fair value of the embedded option will be reflected in current earnings during the period of change.

Restatement of 3rd Quarter 2005 Form 10Q

Tesoro initially accounted for the transaction as if derivative accounting for the embedded option was not required under EITF 00-19.  However upon review of the December 2005 AICPA SEC and PCAOB Conference, Tesoro concluded that derivative accounting was required.  The effect of the change in accounting on the September 2005 Form Q filed with the SEC increases liabilities and decreases stockholder’s equity by approximately $5,000.000.